UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)

Evolving Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30049R209

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

March 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A23

CUSIP No.	30049R209
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,645,638
8	SHARED VOTING POWER
-0-
9	SOLE DISPOSITIVE POWER
2,645,638
10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,645,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%
14	TYPE OF REPORTING PERSON
IN

This constitutes Amendment No. 23 (the “Amendment No. 23”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company’s principal executive offices are located at 9777 Pyramid Court, Suite 100, Englewood, CO 80112. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended as follows:

The purpose of this Amendment No. 23 is to report that, since the filing of Amendment No. 22 to the Statement, dated January 12, 2015 (“Amendment No. 22”), a material change occurred in the percentage of the Shares beneficially owned by Ms. Singer solely as a result of an increase of the number of outstanding shares of Common Stock of the Company.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Ms. Singer is the beneficial owner of 2,645,638 shares of Common Stock as trustee of the Trust, comprising approximately 21.2% of the outstanding shares of Common Stock.

(b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.

(c) Not applicable.

(d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

/s/Karen Singer

Karen Singer